UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2017

STRATA OIL  &  GAS INC.

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(Registrant’s Name)

10010 - 98 Street

PO Box 7770

Peace River, AB T8S 1T3

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in Registrant’s Certifying Accountants

Effective October 23, 2017, Strata Oil & Gas Inc. (the “Registrant”) terminated its principal independent accountants, MaloneBailey LLP, Certified Public Accountants (“MaloneBailey”). On such date, MaloneBailey was terminated from serving as the Registrant’s independent certified public accounting firm. The decision to terminate MaloneBailey was approved by the Registrant’s Audit Committee.

The Termination of MaloneBailey, Certified Public Accountants

MaloneBailey was the certified public accounting firm for the Registrant from February 3, 2016 to October 23, 2017. None of MaloneBailey’s reports on the Registrant’s financial statements from February 3, 2016 until October 23, 2017, (a) contained an adverse opinion or disclaimer of opinion, or (b) was modified as to uncertainty, audit scope, or accounting principles, or (c) contained any disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused it to make reference to the subject matter of the disagreements in connection with its reports except that the reports of MaloneBailey on our financial statements as of and for the years ended December 31, 2016 and 2015 contained an explanatory paragraph which noted that there was substantial doubt as to our ability to continue as a going concern.. None of the disagreements set forth in Item 304(a)(1)(iv) of Regulation S-K occurred during the period in which MaloneBailey served as the Registrant’s independent registered public accounting firm. None of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-K occurred during the period in which MaloneBailey served as the Registrant’s independent registered public accounting firm except for the material weaknesses described in Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

The Registrant has provided MaloneBailey with a copy of this disclosure and has requested that MaloneBailey furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from MaloneBailey addressed to the Securities and Exchange Commission dated October 24, 2017 is filed as Exhibit 16.1 to this Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas Inc.

/s/ Trevor Newton
By: Trevor Newton
Title: President

Date: October 23, 2017